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                              March 20, 2023

       Edwin Chun Yin Wong
       Chief Executive Officer
       J-Long Group Ltd
       Flat F, 8/F, Houston Industrial Building
       32-40 Wang Lung Street, Tsuen Wan
       New Territories, Hong Kong

                                                        Re: J-Long Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 2,
2022
                                                            CIK No. 0001948436

       Dear Edwin Chun Yin Wong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form F-1

       Recent Regulatory Developments in the PRC, page 11

   1. We note your revised disclosure regarding the "Trial Measures" and new CSRC filing procedures. Please
revise to clarify if the company and this offering will be subject to such Trial Measures and
filing requirements.
 Edwin Chun Yin Wong
FirstName  LastNameEdwin Chun Yin Wong
J-Long Group  Ltd
Comapany
March      NameJ-Long Group Ltd
       20, 2023
March2 20, 2023 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

2. We note your response to comment 8 and your related revision stating that you have no critical accounting estimates. It is not clear to us how you determined that you have no critical accounting policies or estimates. Please tell us why you believe you have no critical accounting estimates including why the net realizable value of inventory, impairments of long-lived assets, contingent liabilities, valuation of deferred tax assets and tax contingencies, and fair value measurements are not critical accounting policies for you as these all appear to apply to your business. Refer to Release No. 33-8350 and
         Release No. 33-8040 for additional guidance.
Major Factors Affecting Our Financial Results, page 63

3. We note your revised disclosure in response to our comments 6 and 7 describing the impact of covid-19 and related supply chain issues on your business. Please augment your disclosure to quantify, the impact on your revenues, or results of operation due to covid-
         19 and supply chain issues, in the past and going forward.
       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services